FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            ]

Athens, November 28th, 2016

Letter to the Single Supervisory Mechanism of the European Central Bank in the context of Articles 77 and 78 of Regulation (EU) 575/2013

National Bank of Greece S.A. (NBG) informs investors that, in the context of Articles 77 and 78 of Regulation (EU) 575/2013 (CRR) and following the conclusion of the sale of Finansbank, it has addressed a letter to the Single Supervisory Mechanism (SSM) of the European Central Bank requesting approval to repurchase the contingent convertible bonds (CoCos) amounting to €2,029.2m issued in December 2015 and held by the Hellenic Financial Stability Fund (HFSF).

The aforementioned request is in line with NBG’s Capital Plan, as approved by the SSM on 13 November 2015, and the Commitments stemming from NBG’s updated Restructuring Plan, as approved by the European Commission on 4 December 2015.

This announcement is made following a query by the Hellenic Capital Market Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: November 28th, 2016

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: November 28th, 2016

Director, Financial Division